November 12, 2025

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers and Acquisitions

100 F Street, N.E.

Washington, DC 20549

Re: UniFirst Corporation

Preliminary Proxy Statement filed on November 12, 2025

File No. 0001193125-25-275922

Ladies and Gentlemen:

On behalf of our client, UniFirst Corporation (the “Company”), and pursuant to Rule 14a-6 promulgated under the Securities Exchange Act of 1934, the Company hereby files with the Securities and Exchange Commission (the “SEC”), its Preliminary Proxy Statement on Schedule 14A and the related form of proxy card (collectively, the “Company Proxy Materials”). The Company Proxy Materials have been filed with the SEC using EDGAR tag PREC14A.

The Company Proxy Materials will be furnished to the Company’s shareholders in connection with the solicitation of proxies to be used at the 2026 annual meeting of shareholders of the Company (the “2026 Annual Meeting”). At the 2026 Annual Meeting, shareholders will be asked to vote on, among other matters, the election of two (2) Class II directors of the Company.

If the Staff of the SEC has any questions or comments concerning the accompanying Preliminary Proxy Statement or any aspects of the Company’s solicitation of proxies referred to therein, please contact the undersigned at (212) 318.6993 or eduardogallardo@paulhastings.com.

Sincerely,

/s/ Eduardo Gallardo

Eduardo Gallardo